OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Wow Sports Network Inc.

2548 HEMPEL COVE CRT
WINDERMERE, FL 34786

http://getcompete.com



38461 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Minimum 38,462* shares of Class B Common Stock ($9,999.86)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Maximum 411,538 shares of Class B Common Stock ($106,999.88)

Company	WOW Sports Network, Inc. (dba COMPETE CO)
Corporate Address	2548 HEMPEL COVE CRT WINDERMERE, FL 34786
Description of Business	Our goal is for COMPETE to allow athletes to compete against anyone in the world, anywhere, anytime with just a smartphone that is enhanced by augmented reality to add the goal or target virtually to their world, all while growing a sports social network so they always have someone to play with.
Type of Security Offered	Class B Common Stock (the "Shares" or "Securities")
Purchase Price of Security Offered	$0.26
Minimum Investment Amount (per investor)	$130

Investor Perks*

- All investors will receive a FREE VSS T- Shirt (90-day delivery)
- All Investors over $1000.00 will receive above and FREE access to all app features for 5 years.
- All Investors over $10,000.00 will receive above and $600.00/ 1 week worth of water Ski lessons with Hall of Fame Skiers.
- All Investors over $20,000 will receive $above and 2000.00/1 week of Ski Paradise Water Ski Vacation in Acapulco.

*All perks occur after the offering is completed."

The 10% Bonus for StartEngine Shareholders

WOW Sports Network, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Common Stock at $0.26 / share, you will receive 10 Class B Common Stock bonus shares, meaning you'll own 110 shares for $26. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

COMPETE Concept

Our goal is for the COMPETE app to allow athletes to compete against the world, anywhere, anytime with just a phone, enhanced by augmented reality to add the goal or target virtually to their world, all while growing a sports social network so they always have someone to play with. Complete with COMPETE smart products for enhanced motion data collection. This provisionally patent-pending idea is being developed with water skiing as a test market based on Founders 50 years in that sport, quickly spinning to other sports.

Company Vision

COMPETE plans to become a significant sports brand, a blend of EA Sports, ESPN and Red Bull. COMPETE intends to network all sports together in the worlds largest amateur sports league. The idea is to first leverage the 142 million people* who participate in non-mainstream sports, a relatively under served sports market of niche and outdoor sports, eventually expanding into mainstream sports at the non-professional and grassroots levels, i.e., college, high school, little league, etc. It will create a league of weekend warriors dreaming of being a pro. In COMPETE, anyone can be a pro for a day or a lifetime and get the recognition and rewards they desire.

COMPETE aims to motivate people to get off the couch and try a new activity by providing the biggest motivator of action, someone to do it with (per the Physical Activities Council*). COMPETE intends to be a connector of all sports, especially those which are smaller and do not have the market power of larger mainstream sports, thus making them hungry to come on board. COMPETE plans to connect people to a new tribe of like-minded people. COMPETE should overcome barriers to entry into each sport, such as cost, location, exposure, knowledge, lack of fitness or motivation. COMPETE plans to gamify sports play to take advantage of today's teched-out world where everyone has a smartphone with them at all times. Combining real sports action and sports video game action as never done before will provide app stickiness in sports with an offseason.

Stage I. COMPETE is currently testing the MVP for on ISO platform with over 300 users as of our launch date on Start Engine. This funding will be used to complete the 1.0 version of the app. At this stage, COMPETE products should begin creating the ultimate connector – the COMPETE App plans to gamify real sports play providing both sports utility and game features, allow people to measure their sports performances, providing benchmarks that motivate them to play more and try harder, capturing sports enthusiasts. Waterskiing will be the test sport, because of the founders 50 plus years of experience in the sport, with intent to perfect the app and dominate that sport in 2019.

Stage II. COMPETE plans to offer more advanced motion data capture for advanced play and measurement of sports performances, capturing the "techies" by offering branded products with advanced motion sensors built in, eventually allowing for COMPETE to be played at advanced and even professional levels. In addition, COMPETE will offer a watersports video game that can be combined with real sports play to add stickiness to the app and increase app retention in the offseason.

Stage III. COMPETE plans to leverage emerging augmented reality technologies for sports play, a relatively untapped opportunity, allowing users to be anywhere to play sports typically limited to specific locations or venues.

Stage IV. COMPETE plans to leverage 70-million eSports participants offering online gaming, fantasy team play and fan duels for new sports currently not available in the eSports world. This will be accomplished through artificial intelligent sports judging capabilities, developed through machine learning from the massive amount of sports data capture collected by the COMPETE app.

COMPETE, as a mature sports brand, should become the online content provider and sports social network for all those "other" sports that have no significant TV or online professional sports exposure. COMPETE aspires to be the brand of all the others – the "normals" and the "techies" of the niche, lifestyle and outdoor sports, grassroots players and weekend warriors all over the world. COMPETE aspires to be the brand of the kid next door dreaming of playing and being the best one day without ever needing to leave his backyard.

Customer Problem Identified

Mark Suster, passionate VC and mega-successful entrepreneur said in TechCrunch, "the success of a startup is solving real problems." Here is the list of problems COMPETE solves.

Problem one is limited resources and exposure for smaller sports. Most sports need ongoing grassroots development to introduce new players. All sports go through a sports lifecycle with an eventual decline in participation. When these sports are exciting and new they have momentum, TV time and exposure...then something new comes along leaving behind an entire tribe of enthusiasts with no one marketing to or for them.

As the world gets more digitally connected, creating a new generation of potential sports participants that are not playing and are stuck on the couch, COMPETE aims to bring sports and gaming together in a whole new way...making new fans and players for old sports.

Problem two, according to the Physical Activities Report, the biggest barrier to getting people to participate in a sport is lack of someone to play with. COMPETE will introduce new groups of potential players to old and new sports by socializing them with the tribe of enthusiasts showing them the cool lifestyle, always giving them someone to play with.

Problem three, in many cases, potential participants cannot afford sports play or do not live in a location where the sport is accessible. If they try a new sport, it is costly to measure their success due to travel costs and entry fees. COMPETE will promote sports competition to new potential users who never thought of playing these sports before, i.e., an inner-city kid learning golf by playing virtually at the closest city park using smart golf balls, his phone and AR goggles that allow him to see the hole of golf to play match play with another player anywhere in the world.

Problem four is the lack of personal motivation to get started or keep going. Research shows that if people are given a measure of success, they are more motivated to go faster and try harder. COMPETE is a way to change a player's mind's eye, encouraging more participation by making it feel easier to measure progress.*
https://www.ted.com/talks/emily_balcetis_why_some_people_find_exercise_harder_than_others

Product

The product is currently in the prototype phase with a projected release of a 1.0 full version Spring 2019.

The COMPETE brand will be several things. First, the COMPETE App will allow a player to compete in their sport of choice with just their smartphone, encouraging worldwide virtual sports competition. The COMPETE augmented reality (AR) software will fit into third-party AR goggles to enhance play by creating real sports experiences when the goal, target or other needed equipment is not readily available. COMPETE branded products will enhance play by providing tracking devices already in sports gear to enhance the sports motion data captured, allowing for even higher levels of accuracy, coaching and play. COMPETE online will be the sports social network, online sports gaming and streaming location for all the other sports unrepresented today by ESPN, NFL, NCAA, Sportsbook, FanDuel, and others.

Target Market and Customers

Initially, the target market is 142 million niche and outdoor sports participants and 70 million eSports participants.* The goal is to get 1% of each sport to play COMPETE, eventually, expanding into all sports and physical activities.

The anticipated users are weekend warrior athletes who already are avid sportsmen, 60% male with an age range of 25-50. They have the disposable income to spend on sports play, travel, and equipment. It is expected that younger demographics will join in as the COMPETE App gamify's sports play, introduces new generations to old sports and the less affluent are given affordable opportunities to play "expensive" sports.

* Data from Outdoor Sports Foundation report 2016

Sales and Marketing Strategy

The Marketing outreach will consist of a two-pronged strategy. Initially, it will be important to set a brand voice for COMPETE, harnessing and participating with our set of dedicated influencers. As this voice builds in social and professional realms, the strategy is to allow and invite the curious and ambitious to join the community, try our product and compete as a pro. As the activity of each side (influencers and consumers) grows, so does the engagement and ability to reach others via channels of scale, such as social media. This approach has already been proven throughout initial PR outreach and launch announcements, having achieved media value and industry support from all corners of the globe.

Competition

To the best of our knowledge, there is currently no one that is a direct competitor to COMPETE. COMPETE has a provisional patent pending status for sports competition by gathering motion data using small computer or phone. The Peloton bike which allows people to compete in their homes on their stationary bike is the closest to the COMPETE concept, with expected revenue this year of 170 million.* Other products that are tracking sports motion worth noting are the Nike+ APP which has been very successful tracking running data with over 56.483 million users, GolfLogic which gives golf course play data with 317,628 users, Trace Snow Ski which has 85,199 users and Blast Motion, Zepp Golf, WooSports, and Trace.* Fitbit measures health data but not necessarily sports health data, i.e., how many calories did you burn waterskiing. There are many golf simulators and virtual golf experiences, but there are none outside virtually creating a real golf experience in someone's backyard. Adding the competition element, gamify sports play and enhancing it with augmented reality sets COMPETE apart.

* https://www.axios.com/peloton-ceo-john-foley-on-bikes-revenue-and-recessions-1513300931-52f73107-9cbd-4039-9dc7-5b2377e68d48.html

* data from Sensor Tower

Competitive Advantage

COMPETE is currently provisionally patent pending giving it an opportunity to be first to market with sports competition virtually with just a smartphone. The product will be free for basic features to encourage fast and viral adoption. COMPETE is based on scientific studies that indicate that creating measurable results will encourage people to play more*. COMPETE's other competitive advantage is networking together a large, relatively untapped market of non-mainstream "other" sports, which is a sleeping giant; each individual sport cannot achieve what they can as a large group and mainstream marketers are generally ignoring many of these 142 million participants. *

*https://www.ted.com/talks/emily_balcetis_why_some_people_find_exercise_harder_than_others

* This is an opinion of the Founder based on 50 years experience in a niche sport.

Liabilities and Litigation

The company has $20,000 outstanding debt to be paid to AWSA out of future proceeds at a rate of 20% of each $1.00 of net income in the VSS app only. This loan has no interest and no time frame. If the company should never reach a net income stage or close the business, the loan will be forgiven.

The Company has no pending litigation against it.

The team

Officers and directors

Jennifer Lapoint	Founder, CEO, and Director

Jennifer Lapoint
A hall of fame water skier and serial entrepreneur founded the first women's pro watersports tour and produced over 50 TV shows, with a complete understanding of the sports lifecycle, which she learned from playing, coaching, sponsorship development, event planning, TV production, retail store ownership, governing body administration and patented product development. Founder and CEO of WOW Sports - April 2017 to date Currently employed as a Licensed Relator at Realty Executives - 2015-2018 Currently, Jennifer spends 25 hours a week working on Compete and 25 hours working in Realty. As of now, her job at Realty Executives is her primary job.

Number of Employees: 1

Related party transactions

There are no related party transactions.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **Investing in a company in general is a financial risk.** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of Company's Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **This is a newer startup company with a limited history.** The company has a limited history with no clients and no revenues. If you are investing in this Company it is because you think the product is a good idea and that the Company will be able to secure all the necessary intellectual property rights to develop the product. You further believe that the Company will be able to successfully manufacture, market, and sell the product. This involves the company being able to price the product at a price point that will promote the sale of enough units so that the company will succeed. We have yet to sell any units and we plan to market the product once it is ready for beta testing. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **Prototype of competition sports app** We are currently in the development phase of creating a prototype of competition sports app. Delays or cost overruns in the development of our product and failure of the product to meet our technical requirements may be caused by, among other things, unanticipated technological challenges, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could adversely affect our operating performance and results of operations.

- **Even if we raise the maximum sought in this offering, we may need to raise more funds in the future in order to be able to start manufacturing operations.** Company may not sell enough Class B Common Stock in this offering to meet its operating needs and fulfill its plans. Even if we sell all the common stock we are offering, the company may need to raise more funds in the future, and if we cannot get them, we may not be able to continue. Even if we do have a successful offering in the future, the terms of that offering may result in your investment in the company being worth less, because later investors might get better terms.

- **Company's business projections are only estimates.** Any projection or forward looking statements regarding Company's anticipated financial performance are hypothetical and are based on Company's best estimate of the probable results of our operation. These projections will be based on assumptions which Company believes are reasonable. Actual results will likely vary from such projections and any projected results cannot be guaranteed. Company will only succeed (and you will only make money) if there is sufficient demand for this product, people believe it is a valuable product, and Company has priced its product at a level that allows Company to make a profit and still attract future consumers.

- **Limited transferability of stock offered.** Each investor agrees that it will acquire the company's Class B Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion, or other disposition of the company's common stock. No public market exists for the company's Class B Common Stock and no market is currently expected to develop.

- **Any valuation of the company at this stage is difficult to assess.** The valuation of Company is difficult to asses and is speculative. The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **Company faces potential market competition.** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

- **You must rely on managerial discretion.** You are trusting in management discretion. You are buying Class B Common Shares that do not have voting rights, as a minority holder, and therefore must trust the management of the company to make good business decisions that grow your investment.

- **No voting rights for Class B Common Stock.** The offering is for shares of Class B Common stock that has no voting rights. Investors should be aware that while they are receiving equity in exchange for their investment, the shares offered do not grant the holder any voting rights in the company or the right to influence business decisions.

- **Majority of the Proceeds will be used for development of the prototype** The majority of the proceeds received from this offering will be used to continue the development of our virtual reality prototype. There is no guarantee that the use of the proceeds for such purpose will yield any success. Depending on the amount invested into our campaign, we may need more funds to continue the development of our prototype to allow our Company to release a finalized product.

- **Software Failure** Our software may fail either in actually being a useable product or in use once released to the public. There is no guarantee that our software will be without glitches or hick-ups that may affect the performance and continued use of the program by consumers.

- **Augmented Reality** Our company may not be able to successfully create our sports app and augmented reality goggle add on and could ultimately not be able to implement such system into other sporting ventures. There is no guarantee that we will have a completely functional beta available for testing.

- **Compatibility with Operating Systems** We may not be successful with providing a completely seamless augmented reality application that will be compatible with all operating systems. There exists a possibility that we may run into obstacles regarding making our application compatible with iOS and Android. There also exists a possibility that there will be software failures on either or both operating systems. The application may drain battery at such a high rate that users may prefer to not use the application.

- **Potential Future Venture Capital Funding** Our company may seek future investments from venture capital firms. This may cause dilution of ownership interests gained during this raise. These venture capital firms may also affect the direction of the company in exchange for capital offered to company. The venture capital firms may also dictate structural changes that may require the company to move to another US state.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

Jennifer Lapoint, 99.34% ownership, Class A Common Stock , 7,000,000 shares

StartEngine Investors .66%, Class B Common Stock, 46,377 shares

Classes of securities

Class B Common Stock: 46,377

- **Class B Common Stock**.

A class of common shares designated "Class B Common Stock" is established. The Class B Common Stock shall be without par value. The Class B Common Stock shall consist of 2,000,000 common shares, which the Board of Directors may increase as herein required, or otherwise at the sole discretion of the Board of Directors. The rights, preferences and limitations of the Class B Common Stock are as follows:

(a) **No Voting Rights.** The holders of Class B Common Stock shall have no voting rights except as otherwise required by the Florida Business Corporation Act. On any matter on which the holders of the shares of the Class B Common Stock shall be entitled to vote, they shall be entitled to one vote for each share held. The holders of the shares of the Class B Common Stock shall vote only as a separate class; their votes shall not be counted together with those of the holders of any other class or series of shares of the Corporation.

(b) **Dividends.** Holders of Class A Common Stock shall be entitled to receive the dividends that may be declared by the Board of Directors to the extent that funds are legally available for the declaration and payment of dividends; however, the Corporation shall not declare, pay, or set apart for payment any dividend on shares of Class B Common Stock, shall not directly or indirectly order or make any distribution on shares of Class B Common Stock, and shall not redeem, retire, purchase, otherwise acquire, or set aside funds to acquire in any manner any shares of Class B Common Stock if at the time of the proposed action the Corporation is in default concerning any dividend due and payable on, or any sinking fund or redemption requirement relating to, any outstanding preferred shares. The provisions of this Subparagraph 4.03(b) shall not prevent the payment of any dividend within sixty days after it is declared if the dividend complied with the provisions of this Subparagraph 4.03(b) when declared.

(c) **Distribution of Assets.** In the event of the voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, holders of Class B Common Stock shall be entitled to receive pro rata with the holders of the Class A Common Stock, on a share-by-share basis (regardless of class), all of the remaining assets of the Corporation available for distribution to its shareholders after all amounts to which any holders of outstanding preferred shares are entitled have been paid or set aside in cash for payment. The merger or consolidation of the Corporation into or with any other corporation, the merger of any other corporation into the Corporation, or the sale, lease, or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to be a dissolution, liquidation, or winding up for purposes of this paragraph.

Class A Common Stock: 7,000,000

Class A Common Stock.

A class of common shares designated "Class A Common Stock" is established. The Class A Common Stock shall be without par value. The Class A Common Stock shall consist of 7,000,000 common shares, which the Board of Directors may increase as herein required, or otherwise at the sole discretion of the Board of Directors. The rights, preferences and limitations of the Class A Common Stock are as follows:

(a) **Voting Rights.** Holders of Class A Common Stock shall have the exclusive right to vote on all issues presented to the shareholders, including the election of Directors, except as otherwise provided by law or in these Articles of Incorporation. Each share of Class A Common Stock shall be entitled to one vote.

(b) **Anti-Dilution.** In the event that additional shares of common or preferred stock are authorized by subsequent action of the Board of Directors, the Corporation shall authorize and from time to time issue a commensurate number of shares to the Class A Common Stock to the holders of the Class A Common Stock so that their interest in the Corporation is not diluted upon the effectiveness of the increase of authorized shares.

(c) **Dividends.** Holders of Class A Common Stock shall be entitled to receive the dividends that may be declared by the Board of Directors to the extent that funds are legally available for the declaration and payment of dividends; however, the Corporation shall not declare, pay, or set apart for payment any dividend on shares of Class A Common Stock, shall not directly or indirectly order or make any distribution on shares of Class A Common Stock, and shall not redeem, retire, purchase, otherwise acquire, or set aside funds to acquire in any manner any shares of Class A Common Stock if at the time of the proposed action the Corporation is in default concerning any dividend due and payable on, or any sinking fund or redemption requirement relating to, any outstanding preferred shares. The provisions of this Subparagraph 4.02(c) shall not prevent the payment of any dividend within sixty days after it is declared if the dividend complied with the provisions of this Subparagraph 4.02(c) when declared.

(d) **Distribution of Assets.** In the event of the voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, holders of Class A Common Stock shall be entitled to receive pro rata with the holders of the Class B Common Stock, on a share-by-share basis (regardless of class), all of the remaining assets of the Corporation available for distribution to its shareholders after all amounts to which the holders of any outstanding preferred shares are entitled have been paid or set aside in cash for payment. The merger or consolidation of the Corporation into or with any other corporation, the merger of any other corporation into the Corporation, or the sale, lease, or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to be a dissolution, liquidation, or winding up for purposes of this paragraph.

Preferred Stock: 0

Preferred Stock

We have authorized 3,000,000 shares of our Preferred Stock with no par value determined as of May 21, 2018. The Company has currently issued 0 shares of our Preferred Stock.

The Board of Directors of the Corporation is authorized to adopt from time to time and to cause to be executed and filed without further approval of the shareholders amendments to these Articles of Incorporation that divide the preferred shares into classes and series, specify the designation and number of shares of any class or series, and determine the relative rights, preferences, and limitations of the shares of any class or series. The preferred shares of any class or series established by an amendment by the Board shall be issued for the consideration that the Board may fix. The Board of Directors is authorized to set forth in the amendment any of the following provisions:

(a) **Designation and Number.** The Board may provide a distinctive designation for each class or series and the number of shares that shall constitute each class or series. By resolution, the Board may from time to time increase the number of shares that the Board has previously determined for any class or series, unless the Board provided otherwise in its resolution creating the class or series. From time to time, the Board may also pass a resolution to decrease the number of shares that the Board has previously determined for any class or series, but not below the number of shares of the class or series then outstanding.

(b) **Dividend Rates.** The Board may determine the dividend rate payable on the shares of the class or series and whether dividends are to be cumulative, partially cumulative, or noncumulative. If any cumulative rights are provided, the Board may establish the date or dates from which dividends may cumulate.

(c) **Redemption Price.** The Board may establish the price or prices and the terms and conditions for redemption of the shares of the class or series at the option of the Corporation.

(d) **Sinking Fund.** The Board may determine whether or not the shares of the class or series are entitled to a retirement or sinking fund to be applied to the purchase or redemption of the shares, and if a fund is to be established, the Board may specify the amount of the fund and its terms and provisions.

(e) **Liquidation Preferences.** The Board may determine the rights of the shares of the class or series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation.

(f) **Conversion Rights.** The Board may determine whether or not the shares of the class or series are to be convertible into, or exchangeable for, any other shares of Corporation or other securities. If the shares are convertible or exchangeable, the Board may establish the conversion price or prices or the rates of exchange, any adjustments to those prices or rates, and any other terms and conditions of theconversion or exchange.

(g) **Voting Rights.** No shares of any class or series of preferred stock shall have voting rights, other than any voting rights required by law.

(h) **Priorities.** The Board may determine whether or not the shares of the class or series established are to be prior, equal, or junior to the shares of any other class or series in any respect. The Board may determine whether or not the shares of the class or series established are to be entitled to restrictions on the issuance of shares of any other class or series that are prior or equal to the shares of the class or series established. The Board may determine whether or not the shares of the class or series established are to be entitled to restrictions on payments of dividends, distributions of assets, and purchases or redemptions of shares of any other class or series of shares of the Corporation ranking junior to the shares of the class or series established.

(i) **Additional Rights.** The Board may establish any other preferences, qualifications, privileges, options, and other relative or special rights and limitations of the class or series.

What it means to be a Minority Holder

Holders of Class B Common Stock have no voting rights and will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

Financial Conditions

WOW Sports Network Inc doing business as COMPETE Co has not generated revenue to date and has funded the development of the MVP through Founder's investment and AWSA sponsorship agreement. We anticipate revenue when we have added premium features such as player vs player and real-time coaching. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we build a full functioning 1.0 utility app for one sport. These funds will last 12 months. If we hit the minimum number on the raise, we will use the proceeds for the Android version of the app.

Projected Revenues

The projected revenues are based on the on charging $4.99/month for premium features in the utility app, advertising dollars and the sale of soft goods in year 2. We will add hard good sales in year 2 & 3.

Hard goods projected sales are based on Licensed hard Goods (2%of users x $150/unit) and AR Head Gear (4% of users x$100/unit)

The projected total revenues are (year 2 , 1 sport, 20,000users) is $20,000, (year 3, 2 sports, 287,278 users) $373,040, (year 4, 13 sports, 536,425 users) $7,542,375 and (year 5, 19 sports, 716,674 users)$17,901,530.

The assumption is that 1% of each sports plays the game and progressivelyover time the paid play is 10%, 20% and 30% of users.

Cost of Labor

The intent is to use only contract labor for the first two years at $626,500 and $1,185,000 these numbers include marketing and development costs.

In year 3 & 4 we will hire our own engineers, UX and UI team, Marketing, CEO, CMO, CTO to do the work inhouse. The projected labor costs in year 3 & 4 is $1,276,392.

Costs of goods

We will private label the soft goods. We will license the AR goggles and other hard goods. The costs are (year1) $0, (year 2) $ 43,992, (year) 3 $1,179,996 and (year 4) $1,963,596.

Marketing Costs

We intend to use contract labor for marketing in years 2 & 3. The total marketing expense not including labor or employee costs will be (year2 ,13.5%) $110,000 (year 3, 10%) $ 158,000 (year 4, 9.6%) $528,000 and (year 5, 9.6%) $528,000.

Developer costs

In year 2 and 3 we will outsource development. The cost for 1 sport utility app and 1 sport game app in year one will be $504,000. In year three, we will bring on a second sport and add features to the app at at cost of $900,000. In year 4 & 5 we will hire our own engineers.

Misc. Expenses

Pro Athlete Program - We plan to develop a strong pro athlete program in order to promote the app. In exchange for playing the app, design help, marketing socially on our behalf to their sphere and being available for real-time coaching they will be paid a portion of net revenue based on the number of users they bring to the table. We budgeted spending 10% of net revenue on this athlete program.

Player Prizes – We plan on offering prizes to players in the app for various success. We have budgeted 5% of net revenue for these prizes.

Unforeseen Costs - budgeted at 10% of operating costs.

Net Operating Income

We will need a cash infusion in (year 2) of $789,400 and in (year 3) $1,188,731. We anticipate a profit of $3,005,717 in (year 4) and $8,987,130in (year 5).

Financial Milestones

So far the Founder has put in $12,878, Go Fund me raised $7,033, Start engine Raised $10,470 and we have received a loan from AWSA for $20,000 for a total raise of $50,382 which is being used to build the MVP with Infiniband. Beta testing began August 8, 2019 and we have 824 users to date. The funds being raised in this round will pay for agile development of all features of the 1.0 version of the app. We plan to use a freemium model. The player will get a score and world rank for free and have to pay $4.99/ month for upgraded features. (additional marketing research is being done on pricing and could be as high as $9.99/m). We will build, test and pivot on each new feature released on a 6- week pace.

We plan to begin advertiser solicitation as early as July to get on sponsors budgets for 20. These dollars are anticipated beginning by full launch day June 2019. There are multiple sponsor/advertiser placements in the app to be filled.

We have an extensive marketing plan that will be ready to launch as soon as more funding is on-boarded, however, we will be advertising to American Water Ski Association members, to the top 10 boat dealer databases and at all NMMA boat shows at no cost to the company through relationships and co-branding opportunities even without more funding.

We will have T-shirt and Hat sales to create a small revenue steam by August 2019.

We will go to revenue model as soon as upgraded features are ready June 2019.

Liquidity and Capital Resources

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The first $100,000 from Start Engine and seed investors will be used for agile development of 1.0 utility features. It will be burned at a rate of 10k/month. The full raise will last us 12 months without building the game features or doing a paid marketing.

We are in discussion with a VC for $250,000 + $250,000 once the MVP is built and generating revenue midsummer 2019. This will provide us the capital to spend $300,000 on game features, AI and AR features for one sport and $150,000 on marketing in 2019-2020. We also plan to continue fund raising on start engine up to $800,000.

Several other VC's are waiting to see users and revenue for consideration of this project.

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The first $100,000 from Start Engine will be used for agile development of 1.0 utility

features. It will be burned at a rate of 10k/month. The full raise will last us 12 months without building the game features or doing an paid marketing.

We are in discussion with a VC for $250,000 + $250,000 once the MVP is built mid Summer. This will provide us the capital to spend $300,000 on game features and $150,000 on marketing in 2018-2019. We also plan to continue on start engine up to $800,000.

Several other VC's are waiting to see users and revenue for consideration of this project.

Indebtedness

The company has $20,000 outstanding debt to be paid to AWSA out of future proceeds at a rate of 20% of each $1.00 of net income in the VSS app only. This loan has no interest and no time frame. If the company should never reach a net income stage or close the business, the loan will be forgiven.

Recent offerings of securities

StartEngine Class B Common stock sold -43,974 shares

Valuation

$1,820,000.00

The valuation of the company is based on Founders projections of After-Tax Net Income in year 3 and also double checked using The follow investor comparison factor chart : Factors Range COMPETE Factor The strength of Entrepreneur and Team 30% 125% 0.3750 Size of the Opportunity 25% 150% 0.3750

Product/ Technology 15% 90% 0.1350 Competitive Environment 10% 110% 0.1100 Marketing/Sale/ Partnerships 10% 85% 0.0850 Need for Additional Investments 5% 100% 0.0500 Other Factors (MVP not tested) 5% 70% 0.0700 SUM 1.2000 Multiplying the Sum of the factors 1.2 times the average premoney valuation of $1.5M; we arrived at $ 1.82m COMPETE Assumptions: • The valuation of the company is based on Founders projections of Net Operating Income in year 4. • COMPETE App Assumptions • 1% of each sport will play the game, assuming 6 months to achieve this level for each of 19 sports • The data on the number of participants in each sport is from the Outdoor Sports Foundation Report 2016 • The COMPETE app V. 1.0 will be built modularly so that additional sports can easily be added as their game software is created. • The cost of the game would be: o Basic is FREE o Advanced Features will be $4.99 • The ratio of basic to advanced users would be: o 90% basic/10% advanced year two of play of that sport o 80% basic/20% advanced year three of play of that sport o 70% basic/30% advanced year four of play pf that sport • Total Projected Users new users total users o year 1 20,000 20,000 * (equal to the number of Waterski Mag readership) o year2 267,270 287,270 * (golflogix has 300,000 users which is 1% of all golfers) o year 3 249,155 536,425 o year 4 180,249 716,674 * (represents only .05% of Nike + Club users) • The assumption is that COMPETE would have AR goggles ready for year 3 and 1% of users would purchase at a$100/margin. It would be a licensed product. • The assumption is that COMPETE would have licensed motion tracking hard goods by year 4 and 2% of users purchase at $120/unit margin) • The initial cost of the app development would be $500,000 per sport for the first two sports. • All development work would be contracted out for the first two years. • A new sport will be released every 60 days in year 3-4. • Advertising is calculated at X users x15% page views/ 10 = Per month rate * The calculation is based on water industry current advertiser worksheet for Ball Of Spray • Addition expenses: o 5% of revenue is reinvested in prize money for players in year 3-4 o 10% of revenue is reinvested in pro athlete compensation in year 3-4 o 10% is estimated for unforeseen expenses • Marketing cost projected at 13.5%, 10% and 9.6% and 9.6%.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000.80	$106,999.20
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1,000.08	$10,699.92
Net Proceeds	$9,000.72	$96,299.28
Use of Net Proceeds:		
R& D & Production	$9,000.72	$61,299.28
Marketing	$0	$10000
Working Capital	$0	$10000
legal and insurance	$0	$10000
Misc.	$0	$5000
Total Use of Net Proceeds	$9,000.72	$96,299.28

We are seeking to raise a minimum of $10,000.80 and up to $106,999.20 in this offering through Regulation Crowdfunding. The company intends to spend the funds as follows:

$61,299.28 on the development of the 1.0 utility features of the app paid to Infinibrands

$10,000 on social media and contact marketing paid to Orlando Content Marketing $2000/month

$10,000 on Branding, artwork, graphic design and web design paid to Alana Latiolais at Empilio $2000/month

$10,000 on legal for copyright of software coding, trademarks and additional patent work paid to The Rapacke Law Group, P.A.

$5000.00 on misc. including data storage, liability insurance, travel, printing.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website, http://getcompete.com on a future tab labeled "Annual Reports." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

I, Jennifer Lapoint, the Founder and CEO of WOW Sports Network, Inc, hereby certify that the financial statements of WOW Sports Network, Inc and notes thereto for the periods ending December 31, 2017 and June 3,1 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 and 2018 the amounts reported on our tax returns were total income of $_0___; taxable income of $_ 0____ and total tax of $____0_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __4/1/19___ (Date of Execution).



_____ (Signature)

_____CeO_____ (Title)

_____4/1/19_____ (Date)

<u>Wow Sports Network Inc.</u>

FINANCIAL STATEMENTS
(UNAUDITED)
FROM INCEPTION
AS OF AND FOR THE PERIOD ENDED
December 31, 2018

Wow Sports Network Inc.
Index to Financial Statements
(unaudited)

Wow Sports Network Inc.
BALANCE SHEET
as of December 31, 2017
(unaudited)

	As of Dec 31, 2018	As of Dec 31, 2017
ASSETS		
Current Assets		
Bank Accounts		
Checking	$5,963.87	$887.76
Savings	$0.00	$0.00
Total Bank Accounts	**$5,963.87**	**$887.76**
Total Current Assets	**$5,963.87**	**$887.76**
Other Assets		
Startup Costs		
Bank Fees	$283.25	$12.33
Developer	$24,665.00	$0.00
Marketing	$2,583.50	$792.17
Office Expense	$2,418.88	$10.15
Professional Fees	$11,136.75	$2,000.00
R&D	$3,331.08	$3,331.08
Total Other Assets	**$44,418.46**	**$6,145.73**
TOTAL ASSETS	**$50,382.33**	**$7,033.49**
LIABILITIES AND EQUITY		
Liabilities		
Long Term Liabilities		
Note Payable	$20,000.00	$0.00
Total Note Payable	**$20,000.00**	**$0.00**
Total Long Term Liabilities	**$20,000.00**	**$0.00**
Total Liabilities	**$20,000.00**	**$0.00**
Equity		
Owner's Investment		
Founder Funds	$12,878.48	$0.00
StartEngine	$10,470.35	$0.00
GoFundMe Gifts	$7,033.50	$7,033.50
Net Income	$0.00	$0.00
Total Equity	**$30,382.33**	**$7,033.50**
TOTAL LIABILITIES AND EQUITY	**$50,382.33**	**$7,033.50**

Wow Sports Network Inc.
STATEMENTS OF OPERATIONS
for the year ended December 31, 2018
(unaudited)

	Jan - Dec 2018		Apr - Dec 2017	
Income				
Revenue				
Sales		0.00		0.00
Other		0.00		0.00
Total Income	$	0.00	$	0.00
Cost of Goods Sold				
COGS	$	0.00	$	0.00
Total Cost of Goods Sold	$	0.00	$	0.00
Gross Profit	$	0.00	$	0.00
Expenses				
Automobile Expense		0.00		0.00
Bank Service Charges		0.00		0.00
Contributions		0.00		0.00
Licenses and Permits		0.00		0.00
Office Supplies		0.00		0.00
Payroll Expenses		0.00		0.00
Professional Fees		0.00		0.00
Rent		0.00		0.00
Salary		0.00		0.00
Telephone		0.00		0.00
Travel		0.00		0.00
Utilities		0.00		0.00
Total Expenses	$	0.00	$	0.00
Net Operating Income	$	0.00	$	0.00
Other Income				
Interest Income		0.00		0.00
Total Other Income	$	0.00	$	0.00
Net Other Income	$	0.00	$	0.00
Net Income	$	0.00	$	0.00

Wow Sports Network Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
for the year ended December 31, 2018
(unaudited)

	Common Stock		Preferred Stock		Retained Earnings	Stockholders' Equity
	Shares	Amount	Shares	Amount		
opening balance	0	$0.00	0	$0.00	$0.00	$0.00
12/31/2017	0	$0.00	0	$0.00	$0.00	$7,033.50
12/31/2018	9000000	$0.00	3000000	$0.00	$0.00	$30,382.33
	9,000,000	$0.00	3,000,000	$0.00	$0.00	$30,382.33

Wow Sports Network Inc.
STATEMENTS OF CASH FLOWS
for the period ended December 31, 2018
(unaudited)

	Jan - Dec 2018	Apr - Dec 2017
OPERATING ACTIVITIES		
Net Income	$0.00	$0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Startup Costs	-$38,272.72	-$6,145.74
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$38,272.72	-$6,145.74
Net cash provided by operating activities	-$38,272.72	-$6,145.74
FINANCING ACTIVITIES		
AWSA Loan	$20,000.00	$0.00
Net cash provided by investing activities	$20,000.00	$0.00
INVESTING ACTIVITIES		
Owners' Investment	$0.00	$0.00
Founder Funds	$12,878.48	$0.00
StartEngine	$10,470.35	$0.00
GoFundMe Gifts	$0.00	$7,033.50
Net cash provided by investing activities	$23,348.83	$7,033.50
Net cash increase for period	$5,076.11	$887.76